SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B108*

(CUSIP NUMBER)

Tao Li

10 East 53rd Street

31st Floor

New York, New York 10022

(212) 583-7758

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,404,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,404,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,404,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teng Yue Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,404,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,404,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,404,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 46489B108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,404,980
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,404,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,404,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

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SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on June 28, 2013 (the “Schedule 13D”) is being filed on behalf of Teng Yue Partners, L.P., a Delaware limited partnership (“Teng Yue”), Teng Yue Partners Holdings, LLC, a Delaware limited liability company (“Teng Yue Holdings”), and Mr. Tao Li, the principal of Teng Yue and Teng Yue Holdings, relating to Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

This Amendment relates to Ordinary Shares of the Issuer purchased by Teng Yue through the accounts of certain private funds (collectively, the “Teng Yue Accounts”). Teng Yue serves as the investment manager of the Teng Yue Accounts and may direct the vote and dispose of the 39,404,980 Ordinary Shares held by the Teng Yue Accounts. Teng Yue Holdings serves as the general partner of Teng Yue and, in its capacity as such, may direct Teng Yue to direct the vote and disposition of the 39,404,980 Ordinary Shares held by the Teng Yue Accounts. As the principal of Teng Yue and Teng Yue Holdings, Mr. Li may direct the vote and disposition of the 39,404,980 Ordinary Shares held by the Teng Yue Accounts.

The Ordinary Shares reported in this Amendment are held by the Teng Yue Accounts through direct ownership of Ordinary Shares, as well as through American Depositary Shares, evidenced by American Depositary Receipts that are listed on the New York Stock Exchange.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3.	Source and Amount of Funds

As of July 16, 2013, the Teng Yue Accounts had invested approximately $19,682,702 (inclusive of brokerage commissions) in the Ordinary Shares of the Issuer. The source of these funds was the working capital of the Teng Yue Accounts. The Ordinary Shares are held in a margin account; however, no leverage was used for the purchase of the Ordinary Shares.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares reported to be owned by the Reporting Persons is based upon 569,206,989 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of March 31, 2013, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 24, 2013.

Teng Yue, as the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 39,404,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 6.9% of the issued and outstanding Ordinary Shares of the Issuer.

Teng Yue Holdings, as the general partner of Teng Yue, the investment manager of the Teng Yue Accounts, may be deemed to beneficially own the 39,404,980 Ordinary Shares held by the Teng Yue Accounts, representing approximately 6.9% of the issued and outstanding Ordinary Shares of the Issuer.

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Mr. Li, as principal of Teng Yue, the investment manager of the Teng Yue Accounts, and Teng Yue Holdings, the general partner of Teng Yue, may be deemed to beneficially own the 39,404,980 Ordinary Shares beneficially owned by the Teng Yue Accounts, representing approximately 6.9% of the issued and outstanding Ordinary Shares of the Issuer.

(b) Teng Yue, Teng Yue Holdings and Mr. Li have the shared power to vote and dispose of the Ordinary Shares owned by the Teng Yue Accounts reported in this Amendment.

(c) The transactions in the Issuer’s securities by the Reporting Persons since the most recent filing of Schedule 13D are listed as Appendix 1 attached hereto and made a part hereof. The transactions in the Ordinary Shares were effected in the open market, and the reported price per share excludes commissions.

(d) No person other than the Reporting Persons or the Teng Yue Accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

The Teng Yue Accounts from time to time may enter into and unwind cash settled equity swap or other similar derivative arrangements with respect to the Ordinary Shares or other securities of the Issuer. The Teng Yue Accounts currently have additional long economic exposure to the Ordinary Shares in an amount equal to approximately 0.04% of the issued and outstanding Ordinary Shares of the Issuer through such arrangements with Morgan Stanley Capital Services Inc. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2013

TENG YUE PARTNERS, L.P.

By:	Teng Yue Partners Holdings, LLC

	By:	/s/ Tao Li
Tao Li
Manager

TENG YUE PARTNERS HOLDINGS, LLC

By:	/s/ Tao Li
Tao Li
Manager

/s/ Tao Li
Tao Li

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APPENDIX 1

Trade Date	Shares Purchased/(Sold)	Price/Share
6/26/2013	681,210	.51582
6/27/2013	750,000	.51514
6/28/2013	968,790	.51475
7/1/2013	750,000	.51584
7/10/2013	450,000	.51576
7/11/2013	900,000	.51830
7/12/2013	700,000	.51664
7/15/2013	550,000	.52353
7/16/2013	210,000	.52352

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